

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 21, 2017

Via E-mail
Tesheb Casimir
Chief Executive Officer
Rorine International Holding Corporation
Suite 325-7582, Las Vegas Blvd South
Las Vegas, NV   89123

> **Re:** **Rorine International Holding Corporation**
> **Form 8-K**
> **Filed April 14, 2017**
> **File No. 0-53156**

Dear Mr. Casimir:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 14, 2017

Item 4.02(a) – Non-reliance on Previously Issued Financial Statements

1.   Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3) of Form 8-K.

2.   We note that you intend to file restated financial statements for the previously issued Form 10-Q for the quarter ended August 31, 2016. Please tell us when you intend to file the restated financial statements.

3. Please tell us if your certifying officers have considered the effect of the errors on the adequacy of your previous disclosures regarding disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the quarter ended August 31, 2016. Additionally, tell us what impact the error had on your evaluation of internal control over financial reporting and disclosure controls and procedures as of the fiscal year ended November 30, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery